Exhibit 99.2

NICE Enhances NICE Situator Real-time Security Situation Management Solution through
Interoperability with Identity Management Solution from Quantum Secure

Interoperability with physical identity management to help security operations further mitigate risk and threats and improve security response

Ra’anana, Israel, April 04, 2011 - NICE Systems Ltd. (NASDAQ: NICE), the worldwide leader of intent-based solutions that extract insight to impact business performance, reduce financial risk and ensure safety and security, and Quantum Secure, the leading provider of enterprise software used to manage and streamline security identities, compliance and events across disparate physical security systems, today announced that the two companies have entered a teaming agreement to make Quantum Secure’s physical identity management solution interoperable with NICE Situator.

An open situation management solution, NICE Situator correlates data from diverse security, safety and operational systems, alerting security operators in real time to incidents that require attention. Quantum Secure’s SAFE physical identity and access management software consolidates proprietary, disjointed HR/IT/security systems into a single identity source to manage and streamline security identities, compliance, events and operations.  Integrating physical identity management capabilities to NICE’s situation management solution gives security teams a better, real-time view of what’s happening, where it’s happening, and who’s involved – with automated decision support checklists to guide their response and actions.

A unified interface means operators can seamlessly navigate between the two systems, and take immediate action as situations warrant. For example, if a person attempts to enter a facility and the SAFE system detects that person on an internal or external watch list, NICE Situator will execute a SAFE-generated alert, simultaneously presenting relevant details about that person, along with anomalies, live surveillance video, and procedures for the operator to follow. The operator could automatically revoke the person's access privileges system-wide or take other actions as dictated by NICE Situator's adaptive response plans. These capabilities could also be beneficial in emergency situations, such as a fire, where the combination of real-time information about individuals badged into specific locations, coupled with NICE Situator’s live video feeds and notification capabilities, could facilitate a more efficient and effective evacuation and emergency response.

Where post incident analysis is needed, the combined solution also enables comprehensive reporting and trending analysis. The Quantum Secure SAFE system can access historical information from all systems connected to it, and to NICE Situator as well, providing three-dimensional trending analysis that transforms security information into business intelligence. The SAFE Analytics also has drill down capabilities for detailing what happened, where, who was involved, and what actions were taken. Similarly, if access control anomalies are identified in SAFE, video and other incident details can be accessed through NICE Situator for a broader investigative view.

“We are happy to make Quantum Secure’s physical identity management capabilities interoperable with NICE Situator,” said Israel Livnat, President, NICE Security Group. “The addition of these capabilities will further help security operations improve response, mitigate risk, and comply with stringent regulations, such as NERC CIP-004 and CIP-006 for electric utilities, which deal specifically with identity management and physical security.”

“Today’s organizations are demanding interoperable solutions in order to create a homogeneous physical security ecosystem across all of their sites, systems, processes, and applications,” added Ajay Jain, President and CEO of Quantum Secure. “NICE and Quantum Secure share a common vision in this respect and the interoperability of SAFE and NICE Situator is another step toward delivering these capabilities so organizations can meet heightened security and compliance requirements and streamline their operations.”

The NICE Security offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The offering enables capturing, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view.  NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

About Quantum Secure, Inc.
Quantum Secure’s SAFE suite of software products effectively addresses the challenges associated with operating multiple proprietary physical security infrastructure systems in modern-day global corporations, airports and government agencies. SAFE provides a single, fully interoperable and integrated physical security policy platform to manage and streamline security identities, compliance, events and operations across multiple disparate physical security systems. Quantum Secure’s customers include the U.S. Department of Energy, the U.S. Department of Health and Human Services, Adobe Systems, AMD, AT&T, Baxter International, British Telecom, Juniper Networks, Oracle, Symantec Corporation, San Francisco International Airport and the Toronto Pearson International Airport. More info at www.quantumsecure.com

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Anat Earon-Heilborn	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Livnat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.